Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

January 10, 2022

To,

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/ Madam,

Sub: Intimation

This is to inform you that the Company will be presenting at the 40th Annual J.P. Morgan Healthcare Conference on Wednesday, 12th January, 2022.

Erez Israeli, company’s Chief Executive Officer will present at the Fireside Chat session at 7:30 AM EST [6:00 PM IST].

Weblink to join and listen to the fire side chat is given below:

https://jpmorgan.metameetings.net/events/healthcare22/sessions/40329-dr-reddy-s-laboratories-ltd/webcast?gpu_only=true&kiosk=true

This is for your information and record.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance officer